March 28, 2011

VIA EDGAR AND FACSIMILE

Duc Dang
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Tel (202) 551-3386

Re:         DigiPath, Inc. (the “Company”)
Amendment N. 1 to Registration Statement on Form 10-12G
Filed on January 26, 2011
File No. 000-54239

Dear Mr. Dang:

This letter is in response to the Securities and Exchange Commission’s comment letter dated February 24, 2011, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's February 24, 2011 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

General Comments

1.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement.

We noted your comment, agreed with the comment, and revised the registration statement accordingly by removing references from the registration statement.

2.	In the appropriate section please revise to discuss the business purpose of registering your securities pursuant to Section 12(g) of the Exchange Act considering your current operations.

We noted your comment, agreed with the comment, and revised the registration statement accordingly on page 3.  On March 23, 2011, the Company completed a private placement offering to certain investors (“Investors”) pursuant to which the Company sold an aggregate of 286,750 shares of the Company’s common stock resulting in gross proceeds of $28,675 to the Company. The Company intends to use proceeds of the offering for working capital. The Company has no material relationship with any of the investors participating in the private placement offering other than in respect of the investment. The Company paid no commissions in connection with the closing of the private placement offering.  Additionally, the Company has a long term desire to become a publically reporting company in order to have greater access to capital, increase the Company’s valuation, and to provide future liquidity to its current and future shareholders.

Item 1. Business, page 3

Business of Issuer, page 3

3.
Please review this section to ensure your disclose throughout is written in plain English and the concepts that you describe are fully explained. Please review and revise your disclosure to include complete sentences to explain concepts, limit the use of bullet lists , and limet the use of industry jargon, using instead terms that an ordinary investor could understand.

We noted your comment, agreed with the comment, and revised the registration statement accordingly on page 3.

4.
Please revise this and the MD&A section to focus on your current operations.  Please revise to clarify if you are currently offering and services. Also, please revise to focus on any specific steps that the company has taken to implement its business plan. Please limit your discussion of future services and prodecuts to those that you will offer in the immediate future.

We noted your comment, agreed with the comment, and revised the registration statement accordingly on page 3.  We currently offer all the services as listed and started earning revenue on all such services staring in January 2011.

5.
We note that a significant amount of the disclosures here, in the plan of operations and the MD&A sections are promotional rather than factual. Please significantly revise your disclosure to remove promotional statements or provide reasonable bases for such disclosure.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to remove promotional statements throughout the registration statement.

6.
On page 3, you disclose that for “over cumulative 60 years, the DigiPath’s team has focused” on your target industry even though your only director and officer, Mr. Stoppenhagen, has only seven years of experience in this industry and you do not have any employees. Please expand your disclosure to clarify how you determined you have the cumulative 60 years of relevant experience.

We noted your comment, agreed with the comment, and removed reference to the above in order to avoid confusion in the registration statement.  We had determined this cumulative of 60 years experience by combining the experience of our consultants which we deem as part of our team.

7.	Please identify the countries within the Middle East that you expect to seek clients.

Our main focus in the Middle East is Saudi Arabia, United Arab Emirates and Egypt as they have showed the most interest in the past and our team has made numerous sales in the region at prior companies.  DigiPath, Inc. was an exhibitor at the 22nd congress of International Academy of Pathology-Arab Division in Cairo on December 16, 2011 through December 18, 2011.  We do not believe sales or lack of sales in this region will have an impact on our success.

Plan of Operations, page 4

8.
Please explain the terms proprietary methodology services platform and 6D Focus Methodology.  Additionally, please discuss the estimated time frame and costs, including the basis for such estimates, for each step.  Expand your disclosure of each step and discuss how they will be material to your business plan and operations in the next 12 months.  Please revise your MD&A section accordingly.

We noted your comment, agreed in part with the comment, and revised the registration statement accordingly on page 4.  Regarding the time frame and costs, this varies significantly depending the customers size, requirements and internal capabilities.

Target Clients, page 5

9.	Please indicate the basis for the intended clients you have listed. For example, please indicate whether you have initiated talks with any. If not, please state and revise your disclosure accordingly.

We noted your comment.  The intended clients that we have listed we believe are all potential users of our services. We have initiated talks with all listed entities.

Competitive Conditions, page 5

10.	Please clarify what you mean by “traditional manner.”

We noted your comment and revised the registration statement accordingly on page 5 by removing references to such term as it may create confusion.  We believe traditionally competition is a contest between individuals, groups, animals, etc. for territory, a niche, or a location of resources. It arises whenever two or more parties strive for a goal which cannot be shared. Business is often associated with competition as most companies are in competition with at least one other firm over the same group of customers. We do not believe this necessarily exists currently as relates to our advisory services.  This is due to the fact, that currently there are few providers of these services in this industry and there is such a substantial need for the services.  Currently, we work with those that would be deemed as traditional competitors as there is an abundance of need in this industry.

Industry, page 5

11.	Please clarify the term digitized glass slide

We noted your comment, agreed with the comment, and revised the registration statement accordingly on page 5 to provide more clarity on the definition of digitized glass slide.

12.
We note your statement, “[T]he Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through the growth of revenues.” Please expand your plan of operations disclosure to substantiate how you intend to grow revenues in the next 12 months.

We noted your comment, agreed with the comment, and revised the registration statement accordingly on page 5 to expand our plan of operations disclosure to substantiate how we intend to grow revenues in the next 12 months. We started generating revenues in January 2011.  We are growing this revenue by obtaining new customers and providing more services to our existing customers.

Trade Names, Trademarks and Service Marks, page 6

13.
Throughout your disclosure you refer to your “proprietary” services.  It does not appear that you have any intellectual property that is subject to any protections. As such, please clarify how your services are proprietary despite the lack of intellectual property.

We noted your comment, agreed with the comment, and revised the registration statement accordingly on page 6 to clarify how our services are proprietary.  Intellectual property rights that apply to our various services include copyrights, trade secrets, and trademarks. We also protect certain details about our processes and strategies as trade secrets, keeping confidential the information that we believe provides us with a competitive advantage. We have ongoing programs designed to maintain the confidentiality of such information.

14.	You state you are “unaware” of any similar trade names used by other persons.
We noted your comment and revised the registration statement accordingly on page 6 to clarify our trademark status.  We have applied to the United States Patent and Trademark Office for the trademark of DigiPath. Currently, the trademark application has been approved for publication and the actual printing of the Official Gazette containing our mark is being prepared.  The actual issue date is expected to be March 29, 2011. We do not believe the other uses of DigiPath are in a similar business.

Item 1A. Risk Factors, page 7

15.
Please include a separate risk factor addressing the issues you face as a result of your going concern opinion. The risk factor should include, but is not limited to a discussion of your ability to raise capital in light of your going concern opinion.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to include a risk factor on our going concern opinion.

16.
Some of the subheading in your risk factor section are vague and do not fully describe the specific risk discussed. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you… Please revise accordingly.  As a general rule, risks that apply to companies across industries are probably too generic to include here.

We noted your comment, agreed with the comment, and revised the registration statement accordingly.  Additionally, we have limited the risk factors.

17.	We may need additional financing risk factor appear to address the same risk. Please revise andto collapse the two risk factors.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to collapse the two risk factors into one.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

18.	Please clarify that you have not earned any revenues since inception, if true, and provide a narrative discussion of the net loss, expenses and liabilities that have been incurred by the Company.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to include a narrative discussion of the net loss, expenses and liabilities that have been incurred by the Company.  The Company commenced earning revenues in January 2011.

19.
We note on page 14 that Mr. Stoppenhagen provides services to other entities, including “small to medium sized companies that are public or desire to become public” and Catalyst Lighting Group. Inc. Please clarify if he is still servicing in any of these capacities.  If so, please provide disclosure in this section to indicate how much time Mr. Stoppenhagen will devote to you.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to update the information provided.  Mr. Stoppenhagen ceased serving in such capacity for Catalyst Lighting Group, Inc. on March 9, 2011.  He provided these services on a part-time basis and devotes approximately 40 hours per week to the Company.

20.	Question 20
A. Please reconcile your disclosure that potential clients are in the United States with the risk factor on Page 7 that states that you expect that substantially all of your operations to be in international markets.
We noted your comment, agreed with the comment, and revised the registration statement accordingly by deleting the risk factor on page 7 in connection with your comment 16.  Whereas we believe we will receive revenue from international sales, most of our revenue will be in the United States.

B. In addition, as necessary to understand your business and describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable impact on revenues or income from continuing operations, please revise to more fully discuss the status of your operations and your plan for future operations…

We noted your comment, agreed with the comment, and revised the registration statement accordingly to more fully describe our operations and future operations.

Liquidity and Capital Requirements, page 12

21.
Please revise to clarify to the extent to which your anticipated liquidity requirements during the next 12 months will be met using funds advanced from your shareholder and the extent to which you will require raising additional capital from other investors or obtaining financing.  In addition please revise to discuss liquidity on both a long-term and short-term basis. Refer to Instruction 5 of Item 303(A) of Regulation S-X.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to clarify our liquidity requirements on a long-term and short term basis. Due to our current ability to earn revenue and obtaining $200,000 under the revolving promissory note our liquidity concerns are note as much of a risk any longer.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

22.	Please clarify what the “Represents less than 1% refers to or delete.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to delete such reference.

Item 5. Directors and Officers, page 14

23.	Please clarify what you mean by CFO Services. Clearly indicate whether Mr. Stoppenhagen was a consultant or an executive officer while providing CFO Services.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to clarify Mr. Stoppenhagen’s services. On the companies listed he provided services as an executive officer.

24.	Briefly discuss specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Stoppenhagen should serve as a director. Please refer to Item 401(e) of Regulation S-K.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to add the disclosure required by Item 401(e) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Direct Independence, page16

25.	Please revise to identify your promoter(s). See Item 404(c) of Regulation S-K.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to clarify that the Company has no promoters.

Item 10. Recent Sales of Unregistered Securities, page 17

26.	Please revise to identify Eric Stoppenhagen as the recipient of 5,000,000 restricted shares.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to include Mr. Stoppenhagen’s shares as well as recent activity.

27.	We note the reference to information provided to “all investors.” Please refer to Mr. Stoppenhagen instead of referring to “all investors”)

We noted your comment, agreed with the comment, however due to the additional investors “all investors” would be appropriate.

Item 13. Financial Statements and Supplementary Date, page 21

28.	Please revise to include financial statements. Refer to Rule 8-02 of Regulation S-X.

We noted your comment.  Rule 8-02 states Annual Financial Statements Smaller reporting companies shall file an audited balance sheet as of the end of each of the most recent two fiscal years, or as of a date within 135 days if the issuer has existed for a period of less than one fiscal year, and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet (or such shorter period as the registrant has been in business).

We noted your comment, agreed with the comment, and revised the registration statement accordingly to include audited financial statements.

29.
Please revise to comply with the requirement s of development stage entities in ASC 915. For example we note that you have not reported cumulative net losses with a descriptive caption such as deficit accumulated during the development state in the shareholders equity section (ASC 915-210-45-1) and have not identified on the face of the financial statements that you are a development stage entity. (ASC 915-205-45-4).

We noted your comment, agreed with the comment, and revised the registration statement accordingly to include the requirement s of development stage entities in ASC 915.

Form 10-Q for the Period Ended December 31, 2010

Exhibit 31

Please confirm to us that you will revise your certifications, in all future filings, to include the language “including its consolidated subsidiaries” in paragraph 4(a) and “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) and to the “registrant” rather than the “small business issuer” in paragraph 5, consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

We noted your comment, agreed with the comment, and on all future filings we will include the language “including its consolidated subsidiaries” in paragraph 4(a) and “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) and to the “registrant” rather than the “small business issuer” in paragraph 5, consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of February 24, 2011.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Amended Form 10.

Should you have any questions or further comments please contact us at 949-903-0468.

Sincerely,

DigiPath, Inc.

By: /s/ ERIC STOPPENHAGEN
Eric Stoppenhagen
President

ACKNOWLEDGEMENT

DigiPath, Inc., (the “Company”), hereby acknowledges the following:

1.        Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

2.        The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.        The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated:  March 28, 2011

DigiPath, Inc.

By: /s/ Eric Stoppenhagen
Eric Stoppenhagen, President